UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Tetsuya Kubo
	Name:	Tetsuya Kubo
	Title:	Representative Director

Date:    August 12, 2011

Capital Ratio as of June 30, 2011

TOKYO, August 12, 2011 --- Sumitomo Mitsui Financial Group, Inc. announced today capital ratios and the related information as of June 30, 2011.

I. Sumitomo Mitsui Financial Group (on a consolidated basis)

	(Billions of yen, except ratios)
		June 30, 2011		March 31, 2011
			Change
(1)	Capital ratio	16.64%	0.01%	16.63%
	Tier I ratio	12.61%	0.14%	12.47%
(2)	Tier I	¥ 6,353.6	¥ 29.6	¥ 6,324.0
(3)	Tier II	2,435.9	(101.1)	2,537.0
(4)	Subtraction items	406.6	(21.5)	428.1
(5)	Total capital (2) + (3) - (4)	8,383.0	(49.9)	8,432.9
(6)	Risk-adjusted assets	50,354.5	(339.2)	50,693.7
(7)	Required capital (6) X 8%	4,028.4	(27.1)	4,055.5

II. Sumitomo Mitsui Banking Corporation (on a consolidated basis)

	(Billions of yen, except ratios)
		June 30, 2011		March 31, 2011
			Change
(1)	Capital ratio	19.11%	(0.05)%	19.16%
	Tier I ratio	14.35%	0.10%	14.25%
(2)	Tier I	¥ 6,436.4	¥ (4.8)	¥ 6,441.2
(3)	Tier II	2,401.1	(103.9)	2,505.0
(4)	Subtraction items	267.6	(21.7)	289.3
(5)	Total capital (2) + (3) - (4)	8,569.8	(87.0)	8,656.8
(6)	Risk-adjusted assets	44,823.7	(353.9)	45,177.6
(7)	Required capital (6) X 8%	3,585.9	(28.3)	3,614.2

III. Sumitomo Mitsui Banking Corporation (on a non-consolidated basis)

	(Billions of yen, except ratios)
		June 30, 2011		March 31, 2011
			Change
(1)	Capital ratio	21.21%	(0.24)%	21.45%
	Tier I ratio	16.28%	(0.03)%	16.31%
(2)	Tier I	¥ 6,270.2	¥ (55.9)	¥ 6,326.1
(3)	Tier II	2,201.3	(74.8)	2,276.1
(4)	Subtraction items	301.2	17.8	283.4
(5)	Total capital (2) + (3) - (4)	8,170.4	(148.4)	8,318.8
(6)	Risk-adjusted assets	38,509.1	(272.4)	38,781.5
(7)	Required capital (6) X 8%	3,080.7	(21.8)	3,102.5